UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                               LENOX BANCORP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    526253109
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                                 (CUSIP Number)


    John C. Lame, 1260 Hayward Avenue, Cincinnati, Ohio 45208, (513) 321-7405
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 30, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 526253109
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John C. Lame
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2       CHECK BOX IF A MEMBER OF A GROUP                               (a) [ ]
                                                                       (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS *

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                             [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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  NUMBER OF      7      SOLE VOTING POWER
   SHARES
BENEFICIALLY               31,583
  OWNED BY     -----------------------------------------------------------------
    EACH        8      SHARED VOTING POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                        31,583
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,583 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

         11.08%
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14       TYPE OF REPORTING PERSON

         IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Lenox Bancorp, Inc. (the "Company"), an Ohio corporation having its principal executive offices at 5255 Beach Street, St. Bernard, Ohio 45217.

Item 2.   Identity and Background

     (a) This statement is being filed on behalf of John C. Lame (the "Reporting Person").

     (b) The Reporting Person resides at 1260 Hayward Avenue, Cincinnati, Ohio 45208.

     (c) The Reporting Person is a (i) director of the Company and its wholly-owned subsidiary, Lenox Savings Bank (the "Bank"),which has the same principal executive office as the Company and (ii) partner of J.C. Bradford & Co., a brokerage company located at 312 Walnut Street, Suite 100, P.O. Box 5734, Cincinnati, Ohio 45201-5734.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was he or is he subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     Although the Reporting Person has not purchased any shares of Common Stock of the Company within the last 60 days, he has utilized only personal funds in connection with acquisitions to date of such Common Stock.

Item  4.  Purpose of Transaction

     The Reporting Person acquired his beneficial ownership in the shares of Common Stock of the Company for investment purposes.

     The Reporting Person believes that the Company is undervalued and that management of the Company should explore alternatives to enhance shareholder value. Unless and until the Company's management takes appropriate measures to protect the interests of the Company's shareholders and increase shareholder value, the Reporting Person, in his capacity as a shareholder of the Company, intends to review continuously his investment in the Company and is considering proposing to the Company and its board of directors that certain fundamental actions or transactions be evaluated and/or consummated, including, without limitation: the merger or consolidation of the Company with another party; a sale of all or substantially all of the assets of the Company; a significant investment in the Company by existing investors or by new strategic investors; and other actions regarding the possible sale of the Company. Such proposals could result in a change in control of the Company, changes in the Company's capitalization or in the Company's business or corporate structure, changes in the Company's management, a tender offer by the Reporting Person and/or others aligned with the Reporting Person for all or substantially all of the outstanding shares of Common Stock of the Company, changes to the Company's board of directors, a solicitation of proxies with regard to any of the foregoing actions or other communications regarding shareholder matters with the Company's other shareholders, or other extraordinary actions or transactions involving the Company or the Common Stock of the Company. The Reporting Person may purchase additional shares of Common Stock of the Company in the open market or in private transactions or sell any or all of his shares of Common Stock of the Company.

     Any proposal advanced by the Reporting Person in his capacity as a shareholder of the Company may be subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). The Reporting Person will advance proposals, and take actions or engage in transactions if, as and when permitted by the OTS and FDIC regulations then applicable to him.

     Other than as set forth above, the Reporting Person has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4 of Schedule 13D:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) The Reporting Person beneficially owns 31,583 shares, representing 11.08% of the outstanding shares of the Company, based upon 285,028 outstanding shares at August 23, 1999.

          The beneficially owned shares include 426 shares underlying stock awards granted under the Company's 1997 Incentive Plan which the Reporting Person currently has the right to acquire.

          (b) Of the shares referred to in Item 5(a), the Reporting Person has the sole power to vote 31,583 of the shares.

          (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

     The Reporting Person is a director of the Company and the Bank and has entered into an agreement with the Company pursuant to the Company's 1997 Incentive Plan. The Plan awarded the Reporting Person 426 shares of the Company's Common Stock. The Plan also grants the Reporting Person non-statutory stock options to purchase 1,277 shares of the Company's Common Stock at an exercise price of $17.00. The options become exercisable in five equal installments beginning on December 21, 1999, the first anniversary of the date of the grant.

Item 7.      Material Required to be Filed as Exhibits

     The Company's 1997 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form S-8 filed with the SEC on July 22, 1998 (File No. 333-59605).

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.



August 30, 1999                         By: /s/ John C. Lame
                                            ------------------------------------
                                                John C. Lame